Trust for Advised Portfolios
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, Wisconsin 53202

February 6, 2020

VIA EDGAR TRANSMISSION

Ms. Jennifer Hardy
U.S. Securities and Exchange Commission (the “Commission”)
Division of Investment Management
100 F Street NE
Washington, DC 20549
Re:    Trust for Advised Portfolios (the “Trust”)
File Nos.: 333-108394 and 811-21422
Post-Effective Amendment No. 165 to the Trust’s Registration Statement on Form N-1A
FRC Founders Index Fund (the “Fund”)

Dear Ms. Hardy:
This correspondence is in response to comments you provided on January 3, 2020 to the Trust on behalf of the staff (the “Staff”) of the Commission with respect to the Fund and the Trust’s Post-Effective Amendment No. 165 (the “Amendment”) to its registration statement on Form N‑1A, which was filed via EDGAR on November 20, 2019. For your convenience, your comments have been reproduced with responses following each comment.
General
Comment 1. Please file your responses to the Staff’s comments as correspondence on EDGAR at least 5 business days prior to the effective date of the registration statement to give the Staff adequate time to review the responses. Please confirm that all incomplete language will be updated prior to effectiveness.
Response: The Trust confirms all incomplete language has been provided in accordance with Form N-1A.
Comment 2. Please note that a comment made with respect to particular disclosure in the prospectus may be applicable to multiple sections of the prospectus and should be addressed accordingly.
Response: The Trust so notes.
Comment 3. Please provide the Fund’s ticker symbol in an EDGAR submission in accordance with Rule 313(b)(1) of Regulation S-T.
Response: The Trust will provide the ticker symbol in an EDGAR submission when available.
Prospectus
Comment 4. With respect to the Summary Section, please change “correspond generally” to “seeks to track” or “seeks to replicate” in the Investment Objective to be consistent with the Item 9(b) investment objective disclosure later in the prospectus.
Response: The Trust has revised the investment objective in the summary section as follows:
The FRC Founders Index Fund (the "Fund") seeks to provide investment results that ~~correspond generally~~ track the total return performance, before fees and expenses, of the First Republic Founders IndexSM (the "Index").
The Trust has also updated the investment objective in the Item 9(b) disclosure so that it is consistent in both sections.
Comment 5. With respect to the last sentence of footnote 3 to the fee table, please clarify the last clause by replacing “subject to, if different, the expense cap…” with “provided that such recoupment does not cause the Fund’s expense ratio (after the recoupment is taken into account) to exceed both (1) the expense cap in place at the time such amounts were waived and (2) the Fund’s expense cap at the time of recoupment.”

Response: The Trust has made the requested change.
Comment 6. Please revise the introduction to the expense example to state “redeem or hold your shares at the end of those periods”.
Response: The Trust has made the requested revision.
Comment 7. In the Principal Investment Strategies section, please state that the index was created and is maintained by the adviser, if accurate.
Response: The Trust responds by adding the following at the end of the second paragraph of that section:
The Index was created by the Adviser and is maintained by IHS Markit.
Comment 8. Since it seems that the index was created by the adviser and will be maintained by the adviser, please confirm that the Fund/adviser has adopted policies and procedures pursuant to Rule 17j-1 of the Investment Company Act and Rule 204(a)-1 of the Investment Advisers Act to address conflicts that may arise as a result of self-indexing.
Response: The Trust responds by noting that the index is not maintained by the adviser; it is maintained by IHS Markit, an independent third party. Because the adviser does not engage in self-indexing, the adviser does not believe that it is a conflict that needs to be addressed in its code of ethics or compliance policies and procedures.
Comment 9. The second paragraph of the Principal Investment Strategies section states that the index is a rules-based benchmark. Please more clearly set forth the rules-based criteria (i.e., the screening methodology) here and in the Item 9 disclosure. Clearly disclose how factors other than the founder’s involvement are weighed or used in determining whether a company is included or excluded from the index. In addition, please disclose whether a company is removed from the index when a founder no longer serves in a key executive and/or board of director role.
Response: The Trust responds by noting that the following additional information about the factors has been added to the summary and Item 9 disclosure, noting that a company must meet all criteria (there is no weighing of each factor). To be considered in the index, a company must (1) have one or more founders currently involved in the business, (2) be a member of the Russell 3000, (3) meet a minimum market capitalization, (4) meet a minimum liquidity, and (5) not be a penny stock. The Trust notes further that a company is removed from the index if any of the these criteria are no longer met.
Comment 10. Please disclose how the 3,000 largest U.S. companies that are discussed in the third paragraph of the Principal Investment Strategies section are determined. Is it based on market capitalization?
Response: The Trust has updated the second sentence of the third paragraph of the Principal Investment Strategies of the Fund as follows:
The companies are selected from the largest 3,000 U.S. companies (determined by inclusion in the Russell 3000 Index) based on founder-influenced criteria, market capitalization criteria, minimum liquidity criteria, and minimum stock price criteria.
Comment 11. Please tell us why foreign securities risk disclosure is included when there is no strategy disclosure about investing in foreign securities.
Response: The Trust notes that the index is comprised of companies included in the Russell 3000 Index (see response to Comment 10). The Russell 3000 Index primarily includes U.S. companies; however, currently, over 100 constituents of the Russell 3000 Index are foreign companies with shares registered to trade in the U.S. Therefore, a reference to foreign companies has been added to the principal investment strategy sections.
Comment 12. Briefly describe the founder influenced, market capitalization, liquidity and minimum stock price criteria. In addition, the screening methodology should also be described in more detail in the Item 9 disclosure.
Response: The Trust responds by noting that the securities in the index must have a market capitalization of at least $1 billion, must have more than $1 million of average daily liquidity and must be a member of the Russell 3000 index. The index will remove securities with a stock price below $5 per share upon reconstitution of the index and a security will only be added to the index if its share price is $6 or higher. The Trust confirms that Item 9 will be updated to reflect this information.
Comment 13. Principal Investment Strategies section, fifth paragraph, states “The Fund normally invests at least 85% of its assets . . .” Please change “assets” to “net assets plus borrowings for investment purposes.”
Response: The Trust has made the requested change.

Comment 14. Please specify the circumstances under which the Fund will utilize sampling as discussed in the fifth paragraph of the Principal Investment Strategies section.
Response: The Trust has removed the last sentence of the fifth paragraph of the Principal Investment Strategies section and replaced it with the following:
If it is not possible or not practical to use a replication approach, the Fund may use sampling methodology to purchase the securities in the Index.
Comment 15. Please add disclosure that the Fund will be concentrated to the extent the index is concentrated. In addition, disclose whether the index is currently concentrated, and if so, identify the industry or group of industries and related risks.
Response: The Trust notes that such disclosure is included in the principal risks sections and has added disclosure to the principal investment strategies sections indicating (1) that the Fund will be concentrated to the extent the index is concentrated and (2) clarifying that the Fund is considered concentrated if more than 25% of the Fund’s total assets are invested in an industry or group of industries. The Trust further notes that the index is not currently concentrated in any industry or group of industries.
Comment 16. With respect to disclosure about use of derivatives - specify the derivatives that the Fund will principally invest in according to guidance in the letter from Barry Miller to Karrie McMillan of the ICI (July 30, 2010).
Response: The Trust notes that the Fund does not consider the use of derivatives a principal investment strategy and has removed this language from the principal investment strategies sections and from the principal risks sections.
Comment 17. Relating to disclosure about securities lending - If this is not a principal investment strategy, please remove it from the summary.
Response: The Trust has removed this language from the summary.
Comment 18. Please remove the sentence that risks are presented in alphabetical order and instead prioritize those risks that are most likely to adversely affect the Fund’s net assets, yield, and total return in accordance with the Staff’s guidance in ADI 2019-08-Improving Principal Risks Disclosure.
Response: The Trust notes that alphabetically ordering the principal risks allows shareholders to more easily and quickly locate particular risk disclosure within the list of risks and provides for easier comparison of risks across funds. Registrant also notes that Form N-1A does not require a particular method of listing a fund’s principal risks. Therefore, Registrant respectfully declines to reorder the principal risks at this time.
Comment 19. In the summary derivatives risk, briefly describe the risks of futures contracts, options (both written and purchased), swaps and forward currency exchange contracts here and disclose the risks in more detail in the Item 9 risk disclosure.
Response: As stated in response to Comment 16, the Trust has removed Derivatives Risk from the principal risks sections.
Comment 20. Please explain the basis for inclusion of foreign investments risk as the Fund has not disclosed a principal strategy to invest in foreign securities or delete the risk.
Response: As noted in the response to Comment 11, the Trust has added a reference to foreign companies in the principal investments strategies sections.
Comment 21. In both the summary and Item 9 Industry Concentration/Sector Focus Risk, please disclose that concentration means that more than 25% of the Fund’s total assets are invested in an industry or group of industries.
Response: The Trust has added this explanation to the principal investment strategies section in connection with the response to Comment 15.
Comment 22. Please include disclosure about the risks of passive investing in the summary and Item 9 principal risks sections.
Response: The Trust has added the following risk disclosure:
Passive Investment Risk: The Fund is not actively managed and the Fund’s adviser will not sell a security due to current or projected performance of a security, industry or sector, unless that security is removed from the Index or the selling of that security is otherwise required upon a reconstitution of the Index in accordance with the index methodology.

Comment 23. Please include disclosure in the summary and Item 9 principal risks sections about the risks of investing in companies led by founders (e.g., entrenchment issues).
Response: The Trust has added the following risk disclosure to the principal risks sections:
Founder-led Company Risk: Companies led by their founders involve risks related to ownership and management of the company. A founder may own a controlling stake in the company that could result in management decisions that negatively affect the remaining shareholders. Being founder-led could also raise entrenchment issues, in which the founder uses his or her position in the company to further his or her personal gain or ambitions, which may negatively affect shareholders.
Comment 24. - Please tell us, supplementally, the broad based index that the Fund intends to use.
Response: The Trust represents that the Fund will use the Russell 1000 Index.
Comment 25. Under “Management” in the summary, please clarify that the portfolio managers manage the Fund “jointly and primarily” and add the month of inception.
Response: The Trust has made the requested changes.
Comment 26. The Item 9(b) disclosure is virtually identical to the Item 4 summary disclosure. Form N-1A provides that Item 4 is to be a summary of the detailed information about the Fund’s strategies and investments provided in response to Item 9(b). When the Fund essentially repeats the same information in Item 9, it has not complied with the layered disclosure regime adopted by the Commission for Form N-1A. Please revise consistent with the requirement of Item 9(b) and its instructions. We have also earlier noted some areas where additional detail should be provided, for example the index’s methodology for selecting and excluding companies from the index. Please see the IM Guidance Update No. 2014-08, Guidance Regarding Mutual Fund Enhanced Disclosure (June 2014).
Response: The Trust responds that the disclosure in Item 9 is complete and generally more detailed than the Item 4 disclosure and that the Item 4 disclosure summarizes the information where possible. The Trust represents that it will review the disclosure in light of all the staff’s comments with a view toward differentiating the sections where possible.
Comment 27. Please add disclosure about the effect of taking a temporary defensive position (e.g., the Fund may not achieve its objective). The Staff notes the temporary defensive disclosure in the Fund’s SAI is responsive to the Item 9 requirement.
Response: The Trust has added the following disclosure at the end of the Item 9 principal investment strategies section:
The Fund may, from time to time, take temporary defensive positions that are inconsistent with the Fund’s principal investment strategies in attempting to respond to adverse market, economic, political or other conditions. For example, during such periods, 100% of the Fund’s assets may be invested in short-term, high-quality fixed income securities, cash or cash equivalents. When the Fund takes temporary defensive positions, it may not achieve its investment objective.
Comment 28. Please tailor the Item 9 Market Risk disclosure to the securities the Fund invests in (e.g,. equities rather than fixed income).
Response: The Trust has made the requested change.
Comment 29. Shareholder Information, Pricing of Fund Shares - Please replace “generally” with “normally” in reference to the close of regular trading time. Change as applicable to other sections.
Response: The Trust has made the requested change.
Comment 30. With regard to the “By Telephone” section of “How to Sell Shares,” please explain why there is a limitation on the dollar amount and how the limitation on redeemability is permitted by the Investment Company Act of 1940 (“1940 Act”).
Response: The Trust responds by clarifying that this limitation is in place to protect shareholders from a fraudulent redemption and notes that this limitation on redeemability only applies to telephone redemptions and does not affect redemptions by other means. Additionally, the Trust notes that shareholders may redeem above this threshold by written request and signature guarantee. The Fund has elected to limit telephone redemptions to $[ ].
Comment 31. With respect to the “Payment of Redemption Proceeds” section, in connection with Section 22(e) of the 1940 Act, please add the following to the end of the first sentence - “; however, in certain situation it could take up to seven days.” Also, in the second sentence, please change “up to seven days” to “more than seven days.”
Response: The Trust has made the requested changes.

Comment 32. In redemption in kind paragraph - Please confirm whether redemptions in-kind are pro-rata slices of portfolio assets, individual securities, or representative securities baskets. Please see Item 11(c)(8) of Form N-1A and the SEC adopting release for Rule 22(e)(4) under the 1940 Act.
Response: The Trust has added the following disclosure to the Redemptions “In-Kind” section of the prospectus:
In the unlikely event the Fund were to elect to make an in-kind redemption, the Fund would make such distribution by way of a pro rata distribution of securities that are traded on a public securities market or are otherwise considered liquid pursuant to the Fund’s liquidity policies and procedures. Except as otherwise may be approved by the Trustees, the Fund would not include the following securities in an in-kind distribution: (1) unregistered securities which, if distributed, would be required to be registered under the Securities Act of 1933 (the “1933 Act”; (2) securities issued by entities in countries which (a) restrict or prohibit the holding of securities by non-nationals other than through qualified investment vehicles, such as a fund, or (b) permit transfers of ownership of securities to be effected only by transactions conducted on a local stock exchange; and (3) certain securities that, although they may be liquid and marketable, must be traded through the marketplace or with the counterparty to the transaction in order to effect a change in beneficial ownership.
Comment 33. Under Distribution Arrangements section - The Shareholder Fees table on page 1 states that a sales charge of 1% will be imposed on purchases unless investors have opened an account directly with First Republic Investment Management, Inc. Please provide in this section the information regarding sales charges pursuant to Item 12(a) of Form N-1A.
Response: The Trust has added the sales charge information.
Statement of Additional Information
Comment 34. Temporary defensive investments language should be used in Item 9 of the prospectus.
Response: The Trust notes that this language has been added to Item 9.
Comment 35. Investment Restriction Number 7 regarding concentration- Please note that the Fund and its adviser may not ignore the investments of affiliated and unaffiliated underlying investment companies when determining whether the Fund is in compliance with its concentration policies. Please add disclosure to clarify that the Fund will consider the investments of its underlying investment companies when determining the Fund’s compliance with its concentration policies.
Response: The Trust represents that it will endeavor to consider the investments of underlying investment companies, if any; however, it is unlikely that the Fund will have access to current portfolio investment information for unaffiliated investment companies and would only be able to take into account such investments where the underlying investment company has disclosed in its registration statement a policy to concentrate in an industry or group of industries.
Comment 36. Under “Additional Information about Fundamental Investment Policies”, please delete the language that states that “securities lending will not be considered to be borrowings.”
Response: The Trust has removed the language as requested.
Comment 37. With respect to the same paragraph, please explain the following sentence - “Practices and investments that may involve leverage but are not considered to be borrowings are not subject to the policy.”
Response: The Trust has removed the sentence.
Comment 38. Related to language later in the same section “provided that a fund segregates cash or liquid securities…” - Please add “in each case as required by applicable Commission or Staff guidance.”
Response: The Trust has made the requested change.
Part C
Comment 39. Exhibit List - If the Fund has a license agreement with the index provider, please file it as “Other Material Contract” pursuant Item 28(a)(h) of Form N-1A.
Response: The Trust responds that the Fund does not have a license agreement with the index provider.

If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at 626-914-7372 or scott.resnick@usbank.com.

Sincerely,

/s/ Scott Resnick
Scott Renick
Secretary
Trust for Advised Portfolios